1934 Act Registration No. 1-31731

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Dated August 10, 2021

Chunghwa Telecom Co., Ltd.

(Translation of Registrant’s Name into English)

21-3 Hsinyi Road Sec. 1,

Taipei, Taiwan, 100 R.O.C.

(Address of Principal Executive Office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of form 20-F or Form 40-F.)

Form 20-F  ☒  Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐  No☒

(If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable )

Exhibit	Description
99.01	Announcement on 2021/08/05:	Supplemental information of the Board’s 2019/01/29 approval of Nankang Multifunction Building

99.02	Announcement on 2021/08/05:	Announcement of board of directors’ authorization of co-construction for own land with Light Era Development Co., Ltd., the Company’s subsidiary

99.03	Announcement on 2021/08/05:	The Company announced consolidated financial statements for the six months ended June 30, 2021 submitted to the Board of Directors

99.04	Announcement on 2021/08/05:	Chunghwa Telecom announces the acquisition of right-of-use asset from Chief Telecom Inc.

99.05	Announcement on 2021/08/05:	The company’s board of directors approved the transaction with related parties–「Broadband Aggregation Network MSER equipment」
99.06	Announcement on 2021/08/05:	To announce the record date for dividend distribution

99.07	Announcement on 2021/08/06:	To announce the differences between consolidated financial statements for the six months ended June 30, 2021 under Taiwan-IFRSs and that under IFRSs
99.08	Announcement on 2021/08/10:	Chunghwa Telecom announces its operating results for July 2021

99.09	Announcement on 2021/08/10:	July 2021 sales

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant Chunghwa Telecom Co., Ltd. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 10, 2021

Chunghwa Telecom Co., Ltd.

By:	/s/Yu-Shen Chen
Name:	Yu-Shen Chen
Title: Chief Financial Officer

EXHIBIT 99.01

Supplemental information of the Board’s 2019/01/29 approval of Nankang Multifunction Building

Date of events: 2021/08/05

Contents:

1.	Type of contract: construction contract

2.	Date of occurrence of the event: 2021/08/05

3.	Counterparty to the contract and relationship with the Company: Taipei City Government

4.

Major content of the contract (including total contract amount, anticipated monetary amount of participation in the investment, and start and end dates of the contract), restrictive covenants, and other important terms and conditions:

To build a 13F/4B, approximately 11,981 ping total floor area multifunction building within commercial space and telecommunication facility located at Nangang section 4th subsection land number 575. The construction cost of building is approximately NT$2.7203 billion and will be completed in the end of 2024.

5.	Name of the professional appraisal firm or company and its appraisal opinion: N/A

6.	Name of the real property appraiser: N/A

7.	Practice certificate number of the real property appraiser: N/A

8.	Concrete purpose of the acquisition: Telecommunication facility relocation and property activation

9.	Any dissenting opinions of directors to the present transaction: None

10.	Whether the counterparty of the current transaction is a related party: No

11.	Date of the board of directors resolution: 2021/08/05

12.	Date of ratification by supervisors or approval by the audit committee: 2021/08/04

13.	The appraisal report has a limited price, specific price, or special price: N/A

14.	An appraisal report has not yet been obtained: N/A

15.	Reason for an appraisal report not being obtained: N/A

16.	Reason for any significant discrepancy with the appraisal reports and opinion of the CPA: N/A

17.	Name of the CPA firm: N/A

18.	Name of the CPA: N/A

19.	Practice certificate number of the CPA: N/A

20.	Any other matters that need to be specified:

The estimated project budget increase shall not exceed NT$182.3 million. Actual amount shall be finalized by Taipei City Government.

EXHIBIT 99.02

Announcement of board of directors’ authorization of co-construction for own land with Light Era Development Co., Ltd., the Company’s subsidiary

Date of events: 2021/08/05

Contents:

1.	Date of occurrence of the event:2021/08/05

2.	Company name: Chunghwa Telecom Co., Ltd.

3.	Relationship to the Company (please enter ”head office” or ”subsidiaries”): head office

4.	Reciprocal shareholding ratios: N/A

5.	Cause of occurrence:

Chunghwa Telecom’s board of directors authorized the co-construction for own land with Light Era Development Co., Ltd., the Company’s subsidiary. The site, 1,552.72 square meters (approx. 469.70 Pings), is located at Land Lot no. 1316 & 1317, sec. Da-Tong S, dist. Sanchong , New Taipei City. Content and other important terms and conditions will be finalized once the contract is made.

6.	Countermeasures: Co-develop properties

7.	Any other matters that need to be specified: None

EXHIBIT 99.03

The Company announced consolidated financial statements for the six months ended June 30, 2021 submitted to the Board of Directors

Date of events: 2021/08/05

Contents:

1.	Date of the financial reports submitted to the board of directors or approved by the board of directors: 2021/08/05

2.	Date of the financial reports approved by the audit committee: 2021/08/04

3.	Start and end dates of financial reports of the reporting period (XXXX/XX/XX~XXXX/XX/XX): 2021/01/01~2021/06/30

4.	Operating revenue accumulated from 1/1 to end of the period (thousand NTD):99,702,130

5.	Gross profit (loss) from operations accumulated from 1/1 to end of the period (thousand NTD):36,750,983

6.	Net operating income (loss) accumulated from 1/1 to end of the period (thousand NTD):22,386,668

7.	Profit (loss) before tax accumulated from 1/1 to end of the period (thousand NTD):22,785,290

8.	Profit (loss) accumulated from 1/1 to end of the period (thousand NTD):18,391,091

9.	Profit (loss) during the period attributable to owners of parent accumulated from 1/1 to end of the period (thousand NTD):17,752,472

10.	Basic earnings (loss) per share accumulated from 1/1 to end of the period (NTD):2.29

11.	Total assets end of the period (thousand NTD):517,759,939

12.	Total liabilities end of the period (thousand NTD):145,100,892

13.	Equity attributable to owners of parent end of the period (thousand NTD):361,222,414

14.	Any other matters that need to be specified: None

EXHIBIT 99.04

Chunghwa Telecom announces the acquisition of right-of-use asset from Chief Telecom Inc.

Date of events: 2021/08/05

Contents:

1.	Name and nature of the underlying asset (e.g., land located at Sublot XX, Lot XX, North District, Taichung City): No. 35~41, Lane 188, Ruiguang Road, Neihu District, Taipei City

2.	Date of occurrence of the event: 2021/08/05

3.	Transaction unit amount (e.g.XX square meters, equivalent to XX ping), unit price, and total transaction price:

Total cabinet lease amount: NT$947,962,372

Right-of-use asset: NT$887,396,366

4.

Trading counterparty and its relationship with the Company (if the trading counterparty is a natural person and furthermore is not a related party of the Company, the name of the trading counterparty is not required to be disclosed):

Trading counterparty: Chief Telecom Inc.

Relationship with the company: Subsidiary

5.

Where the trading counterparty is a related party, announcement shall also be made of the reason for choosing the related party as trading counterparty and the identity of the previous owner, its relationship with the Company and the trading counterparty, and the previous date and monetary amount of transfer:

Reason for choosing the related party as trading counterparty: Continue to lease from Chief Telecom Inc., the current supplier, to maintain existing customers' rights and interests.

6.

Where an owner of the underlying assets within the past five years has been a related party of the Company, the announcement shall also include the date and price of acquisition and disposal by the related party, and its relationship with the Company at the time of the transaction: N/A

7.	Projected gain (or loss) through disposal (not applicable for acquisition of assets; those with deferral should provide a table explaining recognition): N/A

8.	Terms of delivery or payment (including payment period and monetary amount), restrictive covenants in the contract, and other important terms and conditions:

Monthly payment.

Payment period: 8 years

Restrictive covenants in the contract, and other important terms and conditions: None

9.	The manner of deciding on this transaction (such as invitation to tender, price comparison, or price negotiation), the reference basis for the decision on price, and the decision-making unit:

The reference basis for the decision on price: Price negotiation

The decision-making unit: Board of Directors

10.	Name of the professional appraisal firm or company and its appraisal price: N/A

11.	Name of the professional appraiser: N/A

12.	Practice certificate number of the professional appraiser: N/A

13.	The appraisal report has a limited price, specific price, or special price: N/A

14.	An appraisal report has not yet been obtained: N/A

15.	Reason for an appraisal report not being obtained: N/A

16.	Reason for any significant discrepancy with the appraisal reports and opinion of the CPA: N/A

17.	Name of the CPA firm: N/A

18.	Name of the CPA: N/A

19.	Practice certificate number of the CPA: N/A

20.	Broker and broker's fee: N/A

21.	Concrete purpose or use of the acquisition or disposal: For running the Company’s IDC business

22.	Any dissenting opinions of directors to the present transaction: None

23.	Whether the counterparty of the current transaction is a related party: Yes

24.	Date of the board of directors resolution: 2021/08/05

25.	Date of ratification by supervisors or approval by the audit committee: 2021/08/04

26.	The transaction is to acquire a real property or right-of-use asset from a related party: Yes

27.	The price assessed in accordance with the Article 16 of the Regulations Governing the Acquisition and Disposal of Assets by Public Companies: N/A

28.	Where the above assessed price is lower than the transaction price, the price assessed in accordance with the Article 17 of the same regulations: N/A

29.	Any other matters that need to be specified: None

EXHIBIT 99.05

The company’s board of directors approved the transaction with related parties–「Broadband Aggregation Network MSER equipment」

Date of events: 2021/08/05

Contents:

1.	Name and nature of the underlying asset (e.g., land located at Sublot XX, Lot XX, North District, Taichung City): Broadband Aggregation Network MSER equipment

2.	Date of occurrence of the event: 2020/11/19~2021/08/05

3.	Transaction unit amount (e.g.XX square meters, equivalent to XX ping), unit price, and total transaction price:

Total transaction price: NT$305,773,709

4.

Trading counterparty and its relationship with the Company (if the trading counterparty is a natural person and furthermore is not a related party of the Company, the name of the trading counterparty is not required to be disclosed):

Trading counterparty: Taiwan International Standard Electronics Ltd.

Relationship with the company: affiliate company

5.

Where the trading counterparty is a related party, announcement shall also be made of the reason for choosing the related party as trading counterparty and the identity of the previous owner, its relationship with the Company and the trading counterparty, and the previous date and monetary amount of transfer: In accordance with Procurement Management Rules of Chunghwa Telecom Co., Ltd., Taiwan International Standard Electronics Ltd. is selected as the trading counterparty.

6.

Where an owner of the underlying assets within the past five years has been a related party of the Company, the announcement shall also include the date and price of acquisition and disposal by the related party, and its relationship with the Company at the time of the transaction: N/A

7.	Projected gain (or loss) through disposal (not applicable for acquisition of assets; those with deferral should provide a table explaining recognition): N/A

8.	Terms of delivery or payment (including payment period and monetary amount), restrictive covenants in the contract, and other important terms and conditions: In accordance with the contract

9.

The manner of deciding on this transaction (such as invitation to tender, price comparison, or price negotiation), the reference basis for the decision on price, and the decision-making unit: In accordance with the procurement and management regulations of Chunghwa Telecom

10.	Name of the professional appraisal firm or company and its appraisal price: N/A

11.	Name of the professional appraiser: N/A

12.	Practice certificate number of the professional appraiser: N/A

13.	The appraisal report has a limited price, specific price, or special price: N/A

14.	An appraisal report has not yet been obtained: N/A

15.	Reason for an appraisal report not being obtained: N/A

16.	Reason for any significant discrepancy with the appraisal reports and opinion of the CPA: N/A

17.	Name of the CPA firm: N/A

18.	Name of the CPA: N/A

19.	Practice certificate number of the CPA: N/A

20.	Broker and broker's fee: N/A

21.	Concrete purpose or use of the acquisition or disposal: Deployment of broadband networks

22.	Any dissenting opinions of directors to the present transaction: None

23.	Whether the counterparty of the current transaction is a related party: Yes

24.	Date of the board of directors resolution: 2021/08/05

25.	Date of ratification by supervisors or approval by the audit committee: 2021/08/04

26.	The transaction is to acquire a real property or right-of-use asset from a related party: No

27.	The price assessed in accordance with the Article 16 of the Regulations Governing the Acquisition and Disposal of Assets by Public Companies: N/A

28.	Where the above assessed price is lower than the transaction price, the price assessed in accordance with the Article 17 of the same regulations: N/A

29.	Any other matters that need to be specified: None

EXHIBIT 99.06

To announce the record date for dividend distribution

Date of events: 2021/08/05

Contents:

1.	Date of the resolution by the board of directors or shareholders meeting or decision by the Company: 2021/08/05

2.	Type of ex-rights or ex-dividend (please enter: “Ex-rights”, ”Ex-dividend”, or ”Ex-rights and dividend”): Ex-dividend

3.	Type and monetary amount of dividend distribution: To be distributed with cash dividend of NT$4.306 per share.

4.	Ex-rights (ex-dividend) trading date: 2021/08/25

5.	Last date before book closure: 2021/08/26

6.	Book closure starting date: 2021/08/27

7.	Book closure ending date: 2021/08/31

8.	Ex-rights (ex-dividend) record date: 2021/08/31

9.	Any other matters that need to be specified:
(1)	The proposal of 2020 Earnings Distribution shall be ratified by the Company's shareholders' meeting on 2021/08/20.
(2)	Cash dividend is expected to be distributed on 2021/09/28.

EXHIBIT 99.07

To announce the differences between consolidated financial statements for the six months ended June 30, 2021 under Taiwan-IFRSs and that under IFRSs

Date of events: 2021/08/06

Contents:

1.	Date of occurrence of the event: 2021/08/06

2.	Year/Quarter of the financial report: The second quarter of 2021

3.	Accounting principles applied for securities listed domestically:

Regulations Governing the Preparation of Financial Reports by Securities Issuers and International Accounting Standard 34 “Interim Financial Reporting” endorsed and issued into effect by the Financial Supervisory Commission of the Republic of China (“Taiwan-IFRSs”)

4.	Inconsistent items/amounts in financial reports for securities listed domestically:

Under Taiwan-IFRSs, Chunghwa Telecom Co., Ltd. and its subsidiaries (or the “Company”) reported consolidated net income of NT$9,269,461 thousand and NT$18,391,091 thousand, consolidated net income attributable to stockholders of the parent of NT$8,947,528 thousand and NT$17,752,472 thousand, and basic earnings per share of NT$1.15 and NT$2.29 for the three months and six months ended June 30, 2021, respectively. The Company also reported total consolidated assets of NT$517,759,939 thousand, total consolidated liabilities of NT$145,100,892 thousand, and total consolidated equity of NT$372,659,047 thousand as of June 30, 2021.

5.	Accounting principles applied for securities issued overseas:

IAS 34 “Interim Financial Reporting” as issued by the International Accounting Standard Board (“IFRSs”)

6.	Inconsistent items/ amounts (securities issued overseas):

Under IFRSs, the Company reported consolidated net income of NT$10,585 million and NT$19,223 million, consolidated net income attributable to stockholders of the parent of NT$10,215 million and NT$18,553 million, and basic earnings per share of NT$1.32 and NT$2.39 for the three months and six months ended June 30, 2021, respectively. The Company also reported total consolidated assets of NT$517,570 million, total consolidated liabilities of NT$146,065 million, and total consolidated equity of NT$371,505 million as of June 30, 2021.

7.	Inconsistent items/amounts in financial information for securities issued overseas:

The differences between consolidated net income under Taiwan-IFRSs and that under IFRSs followed by the Company mainly come from the timing of the recognition of income tax on unappropriated earnings. In addition, prior to incorporation, the Company was subject to the laws and regulations applicable to state-owned enterprises in Taiwan which differed from the generally accepted accounting principles as applicable to commercial companies. As such, revenue from providing fixed line connection service and selling prepaid phone cards was recognized at the time the service was performed or the card was sold by the Company. Upon incorporation, net assets greater than the capital stock was credited as additional paid-in-capital and part of the additional paid-in-capital was from the unearned revenues generated from connection fees and prepaid cards as of the date of incorporation. Under IFRSs, revenue from connection fees and prepaid phone cards was deferred at the time of the service performed or sale and recognized as revenue over time as the service is continuously performed or as consumed. This reclassification from additional paid-in capital to retained earnings did not affect total equity.

8.	Any other matters that need to be specified:

Chunghwa Telecom’s earnings distribution and stockholders’ equity matters are in accordance with Taiwan-IFRSs.

EXHIBIT 99.08

Chunghwa Telecom announces its operating results for July 2021

Date of events: 2021/08/10

Contents:

1.	Date of occurrence of the event:2021/08/10

2.	Company name: Chunghwa Telecom Co., Ltd.

3.	Relationship to the Company (please enter "head office" or "subsidiaries"): head office

4.	Reciprocal shareholding ratios: N/A

5.	Cause of occurrence:

Chunghwa Telecom consolidated revenue for July 2021 increased year over year to NT$ 16.56 billion, mainly due to the increase of Application VAS revenue related to financial technology project and the increase of mobile service revenue driven by 5G subscriber growth, as well as the increase of data communications revenue and broadband access revenue owing to the higher stay-at-home demand, which was offset by the decrease of ICT project revenue. Operating costs and expenses was NT$ 12.92 billion. Operating income was NT$ 3.64 billion. Income before tax was NT$ 3.82 billion. Net income attributable to stockholders of the parent company was NT$ 2.97 billion. EPS was NT$0.38, which increased year over year. In addition, revenue reached the third quarter guidance previously announced while operating income, pretax income and EPS all exceeded the guidance.

6.	Countermeasures: None

7.	Any other matters that need to be specified: None

EXHIBIT 99.09

Chunghwa Telecom

August 10, 2021

This is to report the changes or status of 1) Sales volume 2) Funds lent to other parties 3) Endorsements and guarantees 4) Financial derivative transactions for the period of July 2021.

1) Sales volume (NT$ Thousand)

Period	Items	2021	2020	Changes	%
Jul.	Net sales	16,561,392	16,296,592	(+) 264,800	(+)1.62%
Jan.-Jul.	Net sales	116,263,522	112,254,455	(+)4,009,067	(+)3.57%

2) Funds lent to other parties (NT$ thousand)

Lending Company	Current Month	Last Month	Specified Amount
Parent Company	0	0	0
Subsidiaries	0	0	0

3) Endorsements and guarantees (NT$ thousand)

Guarantor	Increase (Decrease)	Accumulated	Limited Amount
Parent Company	0	0	0
Subsidiaries	0	500,000	2,899,230

4) Financial derivative transactions accumulated from January to the reporting month (NT$ thousand)

a-1 Non-trading purpose (that does not meet the criteria for hedge accounting)

		Forward Contract
Margins Paid		0
Premiums Received (Paid)		0

Outstanding Position	Total amount of contract	0
	Fair Value	0
	The amount of unrealized gain(loss) recognized this year	-2,271

Settled Position	Total amount of contract	674,408
	The amount of realized gain(loss) recognized this year	-3,798

a-2 Non-trading purpose (that meets the criteria for hedge accounting)

		Forward Contract
Margins Paid		0
Premiums Received (Paid)		0

Outstanding Position	Total amount of contract	939,908
	Fair Value	-10,626
	The amount of unrealized gain(loss) recognized this year	-12,377

Settled Position	Total amount of contract	681,312
	The amount of realized gain(loss) recognized this year	3,722

b Trading purpose : None